DynaMotive Energy Systems Corporation

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR November 29, 2005

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                              FORM 20-F  X    FORM 40-F
                                        ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  YES         NO  X
                                      ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com


 Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. Andrew Kingston, President and Chief Executive Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: November 28, 2005



/s/ R.Andrew Kingston
---------------------
R. Andrew Kingston
President & CEO

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com




 Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Brian Richardson, Chief Financial Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: November 28, 2005



/s/ Brian Richardson
--------------------
Brian Richardson
Chief Financial Officer

 [DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com






      NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The financial statements of DynaMotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at September 30, 2005 and the interim consolidated statements of loss, deficit and cash flows for the nine months period then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.








   /s/ R. Andrew Kingston                  /s/ Brian Richardson
----------------------------------      ----------------------------------
R. Andrew Kingston                         Brian Richardson
President & Chief Executive Officer        Chief Financial Officer
Vancouver, Canada                          Vancouver, Canada
November 28, 2005                          November 28, 2005

                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                   For the nine months ended September 30, 2005
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Loss and Deficit                           3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-12

  DynaMotive Energy Systems Corporation
                         UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (Expressed in U.S. dollars)

                                                   September 30,   December 31,
                                                       2005            2004
                                                    (Unaudited)      (Audited)
                                                         $                $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                              554,860         136,971
Receivables                                             42,582         230,280
Government grants receivable                         1,060,608         236,548
Prepaid expenses and deposits                          287,373         177,967
-------------------------------------------------------------------------------
Total current assets                                 1,945,423         781,766
Capital assets                                      14,606,566      12,154,153
Patents                                                273,539         262,779
-------------------------------------------------------------------------------
TOTAL ASSETS                                        16,825,528      13,198,698
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-tern loans                                            --          42,331
Accounts payable and accrued liabilities (Note 4)    7,706,512       7,635,494
Project advance (Note 5)                                    --         166,003
Short-term Convertible notes (Note 6)                  642,229              --
-------------------------------------------------------------------------------
Total current liabilities                            8,348,741       7,843,828
Convertible debenture (Note 7)                              --         307,463
Long-term debt (Note 8)                                799,315         760,209
-------------------------------------------------------------------------------
Total liabilities                                    9,148,056       8,911,500
-------------------------------------------------------------------------------
Shareholder's equity
Share capital                                       49,478,518      39,866,465
Shares to be issued (Note 9c)                          911,051       2,340,894
Contributed surplus                                 11,465,518       9,584,266
Cumulative translation adjustment                     (408,448)       (654,374)
Deficit                                            (53,769,167)    (46,850,053)
-------------------------------------------------------------------------------
Total shareholders' equity                           7,677,472       4,287,198
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY          16,825,528      13,198,698
===============================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:


"R. Andrew Kingston" Director                "Richard C H Lin"     Director
--------------------                          --------------------

 DynaMotive Energy Systems Corporation

                    UNAUDITED CONSOLIDATED STATEMENT OF LOSS
                          (Expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,           September 30,
                                     2005        2004        2005       2004
                                       $           $          $           $
------------------------------------------------------------------------------
EXPENSES
Amortization and depreciation       35,294      31,612     102,202      92,878
Interest expense                   925,533      44,092   1,084,352      49,185
Marketing                          112,018      62,979     372,508     187,597
Office supplies, telephone
      and insurance                102,804      85,448     323,680     231,818
Professional fees                  133,956     212,315     480,868     428,478
Rent                                54,750      43,147     152,468     105,804
Research and Development           421,449     303,843   1,494,949     922,430
General and administrative
  salaries and benefits          1,187,017   2,210,540   2,957,433   3,495,081
Exchange gain                      (29,243)    (58,618)    (28,636)    (26,120)
-------------------------------------------------------------------------------
                                 2,943,578   2,935,358   6,939,824   5,487,151
-------------------------------------------------------------------------------
Loss from operations            (2,943,578) (2,935,358) (6,939,824) (5,487,151)

Interest and other income           19,505       5,486      20,710      11,113
Loss on assets disposal                 --      (6,947)         --      (6,947)
-------------------------------------------------------------------------------
Loss for the Period             (2,924,073) (2,936,819) (6,919,114) (5,482,985)
===============================================================================

Weighted average number of
common shares outstanding      109,672,315  81,325,713 104,389,515  78,531,800
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share
Share for operations for the period   0.03        0.04        0.07        0.07
-------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

                   UNAUDITED CONSOLIDATED STATEMENT OF DEFICIT
                          (Expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,           September 30,
                                     2005        2004        2005       2004
                                       $           $          $           $
------------------------------------------------------------------------------
Deficit, beginning of period   (50,845,094)(39,480,004)(46,850,053)(36,136,236)
Effect of change in
    Accounting policy [note 3]          --          --                (797,602)
------------------------------------------------------------------------------
Deficit, beginning of
     period restated           (50,845,094)(39,480,004)(46,850,053)(36,933,838)
Loss for the period            ( 2,924,073)( 2,936,819)( 6,919,114)( 5,482,985)
-------------------------------------------------------------------------------
Deficit, end of period         (53,769,167)(42,416,823)(53,769,167)(42,416,823)
===============================================================================

The accompanying notes are an integral part of these financial statements.

DynaMotive Energy Systems Corporation
                 UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOW
                         (expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2005       2004        2005        2004
                                       $           $          $           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period             (2,924,073)  (2,936,819) (6,919,114)(5,482,985)
Add items not involving cash:
   Amortization and depreciation    35,294       31,612     102,202     92,878
   Loss on assets disposal              --        6,947          --      6,947
   Stock based compensation      1,334,142    1,984,585   2,436,945  2,717,433
   Other                           (29,324)     (28,835)    (49,770)    (1,109)
Net change in non-cash working capital
   balances related to operations
   (note 11)                    (1,499,892)      964,604   (427,831) 6,039,066
-------------------------------------------------------------------------------
Cash generated (used) in
    operating activities        (3,083,853)       22,094 (4,857,568) 3,372,230
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in
  convertible note - Short Term   (500,000)          --     825,000         --
Increase (decrease) in
  short term loan                               (23,245)    (42,331)   232,246
Increase in long term loan              --      393,732          --    393,732
Decrease in project deposits            --           --    (164,298)        --
Share capital issued             3,305,069      463,562   6,206,650  1,888,128
Shares to be issued                115,000    1,500,000     279,298  1,500,000
-------------------------------------------------------------------------------
Cash provided by financing
   activities                    2,920,069    2,334,049   7,104,319  4,014,106
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in patents costs          (10,238)      (4,732)    (20,769)    (7,302)
Purchase of capital assets (net of
  government grants)               650,791   (2,232,021) (1,856,925)(7,461,423)
Increase in other long-term assets      --      (20,321)         --    (91,819)
Proceeds from disposal of assets        --        1,057          --      1,057
-------------------------------------------------------------------------------
Cash generated (used) in
  investing activities             640,553   (2,256,017) (1,877,694)(7,559,487)
-------------------------------------------------------------------------------
Increase (decrease)in cash and cash
   equivalents from operations     476,769      100,126     369,057   (173,151)
Effects of foreign exchange rate
   changes on cash                   7,533      (40,362)     48,832    (33,446)
-------------------------------------------------------------------------------
Increase (decrease) in cash and cash
   equivalents during the period   484,302       59,764     417,889   (206,597)
Cash and cash equivalents,
   beginning of period              70,558       17,153     136,971    283,514
-------------------------------------------------------------------------------
Cash and cash equivalent,
   end of period                   554,860       76,917     554,860     76,917
===============================================================================

The accompanying notes are an integral part of the financial statements.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                 (in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the "Company" or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "fast pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called "Fast Pyrolysis" that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd., incorporated under the law of British Columbia; and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                    (in U.S. dollars)


2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at September 30, 2005 and the unaudited interim statements of loss and deficit and cash flows for the nine-month periods ended September 30, 2005 and 2004, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2004, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the nine months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.


3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to reported contributed surplus.


4. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited ("BBL") a company 75% owned by DynaMotive, entered into a credit facility with Bank of Scotland for a maximum of $352,560 (GBP200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at September 30, 2005, there has been no change in status regarding the settlement of the credit facility.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                    (in U.S. dollars)

5. PROJECT ADVANCE

In June 2003 the Company received $170,750, (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company. The Company has agreed with OPG to convert the advance into Company equity.


6. CONVERTIBLE NOTES

For the first nine months of 2005, the Company entered into agreements with an officer of the Company and overseas parties for $1,825,000 of convertible notes. The notes are convertible into common shares of the Company at prices ranging from $0.40 to US$0.425 per share. The notes bear interest at 10% per annum payable on the due date and the principal is due after 12 months. The agreements call for the Company to issue to the various parties one-quarter warrants to purchase common shares of the Company, exercisable at prices ranging from US$0.46 to US$0.53. In September 2005, one of the parties converted $1,000,000 convertible notes into common shares of the Company at the price of $0.425 per share. The notes are collateralized by certain funding facilities available to the Company.

The proceeds of the notes have been allocated to the notes and warrants based on their relative fair values. In 2005, $1,215,248 was allocated to the convertible notes and $609,752 was allocated to the conversion feature and warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The amount of $43,167 of the discount was accreted in the third quarter of 2005 and $362,819 was expensed in the third quarter due to the conversion of the notes.


7. CONVERTIBLE DEBENTURE

In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. In September 2005, the Vendor converted the entire debenture into common shares of the Company at the price of $0.54 per share. The agreement calls for the Company to enter into a marketing agreement with the Vendor. In early 2005, the Company issued to the Vendor 500,000 warrants to purchase common shares of the Company, exercisable at $0.49 per share to December 31, 2006. As at September 30, 2005, the Company has not entered into any marketing agreement with the Vendor.

The proceeds of the debenture have been allocated to the debenture and warrants based on their relative fair values. In 2004, $307,463 was allocated to the debenture and $522,550 was allocated to the conversion feature and warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The entire amount of $522,550 of the discount was expensed in the third quarter of 2005 due to the conversion of the entire debenture during the period.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                    (in U.S. dollars)

8. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The amount of $16,881 of the discount was accreted in the third quarter of 2005.


9. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares (2004 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2004 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 2005.

[b] Issued and outstanding share capital
                                          September 30, 2005  December 31, 2004
                                                     $                $
Issued and outstanding
----------------------------------------------------------------------------
Common Shares 117,443,808 [December 31, 2004]  $49,478,518      $39,866,465
- 93,129,798]

                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2004                       39,866,465   93,129,798
Private placement issued for cash                       6,029,704   16,551,382
Shares issued from exercised of option for cash           108,322      464,365
Shares issued from exercised of warrants for cash         106,522      351,793
Shares issued for settlement of fees payable              749,344    1,556,688
Shares issued for commercial services                     788,148    1,501,850
Shares issued for convertible debenture                 1,830,013    3,887,942
Share Capital, September 30, 2005
   Common shares without par value                     49,478,518  117,443,818
------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                    (in U.S. dollars)

9. SHARE CAPITAL (CONT'D)

 [c]   Shares to be issued

At September 30, 2005, the Company has 1,800,384 common shares to be issued. Included in the amount are 1,226,248 common shares for a total of $631,753 to be issued to a director and non-employees for services rendered under compensation arrangements. Of the remaining 574,135 common shares are related to a private placement commenced during the second quarter of 2004 to raise funding of up to $20 million. At September 30, 2005, the Company has received $279,298 in cash for these shares to be issued.


 [d] Stock options
At September 30, 2005 the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at Sept 30,    Remaining    Exercise   at Sept 30,    Exercise
    Prices        2005       Contractual    Price        2005         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23   5,524,858    7.16 years     $0.21      4,949,858     $0.21
$0.30 - $0.50   6,949,333    3.74 years     $0.47      5,779,628     $0.46
$0.60 - $0.90     332,000    1.19 years     $0.84        332,000     $0.84
    $1.00         120,000    4.35 years     $1.00        120,000     $1.00
    $1.50          80,000    5.02 years     $1.50         80,000     $1.50
-----------------------------------------------------------------------------
               13,006,191                             11,261,486
-----------------------------------------------------------------------------

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 17,646,573 (15%) of common shares for issuance upon the exercise of stock options of which at September 30, 2005, 4,640,382 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
Options Exercisable                                               Price
-----------------------------------------------------------------------------
Balance, December 31, 2004                   11,939,723            0.38
Options granted                               2,334,583            0.49
Options forfeited or expired                   (603,750)           0.83
Options exercised                              (664,365)           0.31
---------------------------------------------------------------------------
Balance, September 30, 2005                  13,006,191            0.38
---------------------------------------------------------------------------

The compensation expense for 1,334,583 employee stock options that were issued during the first quarter of 2005 has been recognized in 2004. Compensation expenses recognized for stock options granted during the nine months period of 2005 was $9,208.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                    (in U.S. dollars)

9. SHARE CAPITAL (CONT'D)

[e] Common share purchase warrants

At September 30, 2005 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price              Expiration Date
------------------------------------------------------------------------------
P Warrants    4,477,147        $0.40         October 10, 2005 - May 06, 2006
Q Warrants   11,290,295    $0.20 to $0.75    January 12, 2006 - August 31, 2008
R Warrants    2,500,000        $0.20         August 31, 2008
S Warrants   15,035,725    $0.44 to $0.78    August 16, 2006 - May 31, 2011
T Warrants      312,500        $0.49         November 03, 2007
U Warrants    1,088,235    $0.49 to $0.53    January 04, 2007 - Sept. 22, 2008
------------------------------------------------------------------------------
Total        34,703,902
------------------------------------------------------------------------------

Summary of warrants cancelled and issued during the nine month period ending September 30, 2005:

                       Number of Common Shares Issuable
             -------------------------------------------------
                       via Warrants
                       exercised/
                       cancelled    via Warrants
                       during the   Issued during
                       9 month      the 9 month
                at     Period       Period            at
              Dec 31,  ending Sept. ending Sept.    Sept. 30,     Exercise
Series         2004     30, 2005     30, 2005       2005          Price
---------------------------------------------------------------------------
F Warrants    933,333   (933,333)                                 $0.70
M Warrants    102,544   (102,544)                                 $1.50
O Warrants    300,000   (300,000)                                 $0.35
P Warrants  4,477,147                             4,477,147       $0.40
Q Warrants 11,492,088   (201,793)                11,290,295   $0.20 to $0.75
R Warrants  2,500,000                             2,500,000       $0.20
S Warrants  4,910,239              10,125,486    15,035,725   $0.44 to $0.78
T Warrants    312,500                               312,500       $0.49
U Warrants      --                  1,088,235     1,088,235   $0.49 to $0.53
------------------------------------------------------------------------------
Total      25,027,851 (1,537,670)  11,213,721    34,703,902
------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                    (in U.S. dollars)

9. SHARE CAPITAL (CONT'D)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

Stock appreciation rights transactions and the number of stock appreciation rights outstanding is summarized as follows:

                                                            No. of
                                                        SA Rights Issued
-------------------------------------------------------------------------
Balance, December 31, 2004                                   300,000
SA Rights Issued                                                  --
SA Rights Redeemed                                                --
SA Rights Forfeited                                               --
-------------------------------------------------------------------------
Balance, September 30, 2005                                  300,000
-------------------------------------------------------------------------


At September 30, 2005, the following stock appreciation rights all of which were issued to employees, were outstanding:

        SA Rights                Initial Value              Expiration Date
-----------------------------------------------------------------------------
         300,000                  $0.400                   December 31, 2008
-----------------------------------------------------------------------------
         300,000
-----------------------------------------------------------------------------

[g] Escrow Shares

At September 30, 2005, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At September 30, 2005, 225,334 common shares were held in escrow from an original total of 676,000 common shares put in escrow. These common shares are to be released from escrow upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the period ended September 30, 2005, nil [2004 - nil] common shares were released from escrow and at September 30, 2005, 781,334 [2004 - 781,334] common shares are held in escrow. The escrow agreement expires in March 2006 and shares not released by then will be cancelled.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2005 and 2004                    (in U.S. dollars)

10. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $157,100 for the quarter (2004 - $2,166,611) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2004 - $1,989,225) paid by stock based compensation. For the nine month period ended September 30, 2005, consulting fees and salaries of $479,209 (2004 - $2,874,370) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2004 - $2,288,556) paid by stock based compensation.

11. Supplementary Cash Flow Information
Components of changes in non-cash balances related to operations are:

                                   Three Months Ended      Nine Months Ended
                                       September 30,         September 30,
                                    2005        2004        2005       2004
                                      $           $           $          $
-----------------------------------------------------------------------------
Accounts and government
   grants receivable              (618,758)    721,750    (636,940)   158,373
Prepaid expenses and deposits      (47,283)    (69,834)    (99,792)   (75,133)
Accounts payable and
   Accrued liabilities            (833,851)    312,688     308,901  5,955,826
------------------------------------------------------------------------------
Net change in non-cash
        working capital        (1,499,892)     964,604    (427,831)  6,039,066
==============================================================================

12. SEGMENTED FINANCIAL INFORMATION

In 2005 and 2004, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

The Company had no revenue during the nine month periods ended September 30, 2005 and 2004. All of the loss for the nine month periods ended September 30, 2005 ($6,919,114) and September 30, 2004 ($5,482,985) is attributable to the
BioOil segment.

13. SUBSEQUENT EVENT

On November 21, 2005 at a special shareholders' meeting, the shareholders approved the amendment of the Company's capital by authorizing creation of a class of preferred shares. These shares are issuable in series with each series having such rights and restrictions, including conversion, redemption, retraction, dividends and like matters, as the directors may determine at the time of issuance. The preferred shares as a class have no par value and do not have a fixed number.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004

1.1 Date

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2004.

The following sets out management's discussion and analysis of our financial position and results of operations for the nine months ended September, 2005 and 2004.


1.2 Overview

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Fast Pyrolysis is a process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 18 to the December 31, 2004 Consolidated Financial Statements.

DynaMotive is working to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of September 30, 2005, the Company had six wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation
(incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), the West Lorne BioOil Co-Generation Limited Partnership formed under the laws of Ontario, DynaMotive ElectroChem

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004

Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(TM) Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

                                As at December  At as December  At as December
                                    31, 2004        31, 2003        31, 2002
(US Dollars)                           $               $               $
Results of operations:
Revenue                                    --              --          68,569
Loss from operations               (9,917,889)     (4,995,624)     (3,733,499)
Loss from continuing operations    (9,916,215)     (4,921,650)     (4,366,454)
Net loss per Cdn GAAP              (9,916,215)     (4,984,681)     (5,261,607)
Net loss per US GAAP               (8,405,184)     (4,984,681)     (5,264,469)
Net loss per share Cdn GAAP          (0.12)          (0.09)           (0.12)
Net loss per share US GAAP           (0.10)          (0.09)           (0.12)
Net loss from continuing
   Operation per share               (0.12)          (0.09)           (0.10)

Financial position at year-end
Total assets, Cdn GAAP             13,198,698       3,759,605       1,285,813
Total assets, US GAAP              13,198,698       3,759,605       1,285,813

Total liabilities, Cdn GAAP         8,911,500       2,035,168       1,957,625
Total liabilities, US GAAP          8,911,500       2,035,168       1,957,625

Shareholder's equity, Cdn GAAP      4,287,198       1,724,437        (671,812)
Shareholder's equity, US GAAP       4,287,198       1,724,437        (671,812)

Common shares issued               93,129,798      69,915,654      49,941,000

1.4 Results of Operations

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended September 30, 2005, the Company incurred a net loss of $2,924,073 or $0.03 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2004") of $2,936,819 or $0.04 per share. For the nine months ended September 30, 2005, the Company incurred a net loss of $6,919,114 ($0.07 per share). This compares

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004 to a net loss from operations for the comparable period in 2004 of $5,482,985 ($0.07 per share). The increase in the level of losses incurred in 2005, compared to 2004, was attributable to the general increase of overhead expenses including interest expense, marketing expenses, Office supplies, telephone and insurance, professional fees, rent, and research and development.

Revenue

Revenue for the third quarter and first nine months in 2005 and for the third quarter and first nine months in 2004 was nil. The Company had no commercial or contract sales revenue during the quarter. Until commissioning of its first plant in late 2005, the Company anticipates minimal future revenue as it focuses on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

For the third quarters in 2005 and 2004 the Company had expended on a quarterly basis $559,879 and $509,493 respectively, on research and development. Of these amounts, $138,430 and $205,650 respectively, were reimbursed by government funding. The remainder of the respective quarterly expenditures were paid by the Company. For the first nine months in 2005 and 2004 the Company had expended $2,010,106 and $1,577,286 respectively, on research and development. Of these amounts, $515,157 and $654,856 respectively, were reimbursed by government funding. The remainder of the respective expenditures in the nine month period were Company sponsored. The increased expenses for the first nine months of 2005 were due to the increase of R&D activities for the 100 tonne per day ("TPD") commercial demonstration plant.

The Company expects to be able to draw significantly from government grants, including the Government of Canada's Technology Partnerships Canada program both for research & development and project related expenditures in 2005. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of $7 million (C$8.235 million) through March 2006, of which $5.5 million (C$6.4 million) has been received as of September 30, 2005.

General and administrative salaries and benefits in the third quarter of 2005 decreased to $1,187,017 from $2,210,540 for the same quarter in 2004. General and administrative salaries and benefits in the first nine months of 2005 decreased to $2,957,433 from $3,495,081 for the same period in 2004. The decrease in 2005 was mainly due to decrease in non-cash compensation offsetting increased management activities at the Company's 100 TPD commercial demonstration plant.

Professional fees for the third quarter of 2005 were $133,956 compared to $212,315 in the same quarter of 2004. Professional fees for the first nine months were $480,868 compared to $428,478 in the same period of 2004. The increase in 2005 was due to the increase of hiring external consultants during the period.

Amortization and depreciation expenses increased to $35,294 in the third quarter of 2005 from $31,612 in the same quarter in 2004. Amortization and depreciation expenses increased to $102,202 in the first nine months of 2005 from $92,878 in the same period in 2004. These increases were due to the replacement of certain computer equipment.

Interest expenses increased in the third quarter to $925,533 from $44,092 in the same quarter in 2004. Interest expenses increased in the first nine months of 2005 to $1,084,352 from $49,185 in the same period in 2004. The

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004 increases were due mainly to the accretion discount of the long-term debt and convertible debentures and to a full year of debt at the West Lorne LP.

Marketing expenses for the third quarter of 2005 increased to $112,018 from $62,979 for the same period in 2004. Marketing expenses for the first nine months of 2005 increased to $372,508 from $187,597 for the same period in 2004. These increases were due to increase in business development activities during the period.

Office supplies, telephone and insurance increased to $102,804 during the third quarter from $85,448 in the same quarter in 2004. Office supplies, telephone and insurance increased to $323,680 during the first nine months of 2005 from $231,818 in the same period in 2004. The increase was due to the increased activities in the general and administrative area at the West Lorne operation.

Rent for leased premises increased to $54,750 in the third quarter from $43,147 in the same quarter 2004. Rent for leased premises increased to $152,468 in the first nine months of 2005 from $105,804 in the same period in 2004. These increases were due to the increase in office space and operating costs.

Currency exchange gain in the third quarter amounted to $29,243 compared to $58,618 in the same quarter in 2004. Currency exchange gain in the first nine months of 2005 amounted to $28,636 compared to the gain $26,120 in the same period in 2004. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the third quarter of 2005, the Company recorded a net loss from operations of $2,924,073, while the net loss from operations for the same quarter in 2004 amounted to $2,936,819. During the first nine months of 2005, the Company recorded a net loss from operations of $6,919,114, while the net loss from operations for the same period in 2004 amounted to $5,482,985. The increase in operating loss was primarily attributable to (i) an increase in interest expense, (ii) an increase in marketing related expenses, (iii) an increase in office supplies, telephone and insurance, (iv) an increase in professional fees, and (v) an increase in research and development expenses.

The basic and diluted loss per common share for the third quarter decreased to $0.03 per share compared to $0.04 for the same quarter in 2004. The basic and diluted loss per common share the first nine months of 2005 remain unchanged at $0.07 compared to the same period in 2004 from operations. The basic and diluted loss per share for the current periods was lower because of the decrease in the operating loss and an increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 109,672,315 shares for the quarter ended September 30, 2005 from 81,325,713 for the quarter ended September 30, 2004. The weighted average number of Common Shares increased to 104,389,515 shares for the nine month period ended September 30, 2005 from 78,531,800 for the nine month period ended September 30, 2004.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004

1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

(Expressed in thousands of U.S. dollars,
      except per share amounts)
                                             Three months ended
                                  Sep 30      Jun 30      Mar 31      Dec 31
                                   2005        2005        2005        2004
                                    $           $           $           $
Revenue                             --          --          --          --

Net loss from
    continuing operations      (2,924,073) (2,221,722) (1,773,319) (4,443,230)
Net loss per share                (0.03)      (0.02)      (0.02)      (0.05)

Net loss                       (2,924,073) (2,221,722) (1,773,319) (4,433,230)
Net loss per share                (0.03)      (0.02)      (0.02)      (0.05)

Weighted average common
    shares outstanding        109,672,315 104,343,348  98,781,196  88,161,929



                                  Sep 30      Jun 30      Mar 31      Dec 31
                                   2004        2004        2004        2003
                                    $           $           $           $
Revenue                             --          --          --          --

Net loss from
    continuing operations      (2,936,819) (1,760,389)  (785,777)  (2,182,213)
Net loss per share                (0.04)      (0.02)      (0.01)      (0.03)

Net loss                       (2,936,819) (1,760,389)  (785,777)  (2,245,244)
Net loss per share                (0.04)      (0.02)      (0.01)      (0.04)

Weighted average common
    shares outstanding         81,325,713  79,699,951  74,391,766  66,545,625

1.6 Liquidity

Principal sources of liquidity during the quarter ended September 30, 2005 were (i) $3,305,069 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and issuance of a convertible note; (ii) $115,000 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in third quarter 2004; and (iii) $500,000 net decrease in convertible notes. Principal sources of liquidity during the nine months ended September 30, 2005 were (i) $825,000 proceeds from short-term convertible notes; (ii) $6,206,650 in net proceeds from private placement offerings of the Company's Common Shares and conversion of a convertible note; and (iii) $279,298 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in third quarter 2004.

For the quarter ended September 30, 2004 the principal sources of liquidity were (i) $463,562 in net proceeds after deducting related issue costs and

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004 expenses from private placement offerings of the Company's Common Shares; (ii) $1,500,000 in deposits for Common Shares issued in the fourth quarter of 2004 pursuant to private placement offerings; and (iii) $393,732 increase in long term debt. Principal sources of liquidity during the nine months ended September 30, 2004 were (i) $1,888,128 in net proceeds from private placement offerings of the Company's Common Shares; (ii) $1,500,000 in deposits for Common Shares issued in the fourth quarter of 2004 and after pursuant to private placement offerings; (iii) $393,732 increase in long term debt; and
(iv) $232,246 increase in short term debt.

Overall change in cash flows during the third quarter of 2005 was an increase in cash of $484,302 as compared to an increase in cash of $59,764 during the same quarter in 2004. Overall change in cash flows during the first nine months of 2005 was an increase in cash of $417,889 as compared to a decrease in cash of $206,597 during the same period in 2004. These differences were due to the increase in the Company's private placement offerings and the reduction of capital expenditures during 2005.

During the third quarter ended September 30, 2005, the Company generated cash from financing activities and investing activities of $2,920,069 and $640,553, respectively, and used cash in operating activities of $3,083,853. During the first nine months ended September 30, 2005, the Company generated cash from financing activities of $7,104,319, and used cash in operating activities and investing activities of $4,857,568 and $1,877,694, respectively.

The net amount of cash used in operating activities in the third quarter of 2005 increased to $3,083,853 from cash generated of $22,094 in the third quarter of 2004. Cash used in operating activities in the third quarter 2005 consisted of (i) a net loss from operations for the third quarter 2005 of $2,924,073 (ii) a net change in non-cash working capital balances related to operations of $1,499,892 which were offset by non-cash equity compensation expenses of $1,334,142. Cash generated in operating activities in the third quarter 2004 consisted of (i) a net change in non-cash working capital balances related to operations of $964,604, and (ii) non-cash equity compensation expenses, $1,984,585 which were significantly offset by the loss for the period of $2,936,819.

Financing activities during the third quarter 2005 generated a net increase in cash of $2,920,069, primarily from the increase in Company's private placements of Common Shares and decrease net conversion in convertible notes of $500,000. Financing activities during the third quarter 2004 generated a net increase in cash of $2,334,049, primarily from the increase in short term loan and the Company's private placements of Common Shares.

Financing activities during the first nine months of 2005 generated a net increase in cash of $7,104,319, primarily from the increase in short term convertible notes and Company's private placements of common shares. Financing activities during the first nine months of 2004 generated a net increase in cash of $4,014,106, primarily from the Company's private placements of common shares. Proceeds from recent financings were used for project capital expenditures and for general working capital purposes.

Investing activities in the third quarter 2005 resulted in an increase of cash, net of grants and disposal, in the amount of $640,553. Of this amount, $650,791 was from government funding recorded subsequent to the acquisition of capital assets and $10,238 expended on patents. Investing activities in the third quarter 2004 resulted in use of cash, net of grants and disposal, in the amount of $2,256,017. Of this amount, $2,232,021 was used in the acquisition of capital assets, $4,732 was expended on patents, and $20,321 was used for the other long term assets.

Investing activities in the first nine months of 2005 resulted in use of cash, net of grants and disposal, in the amount of $1,877,694. Of this amount, $1,856,925 was incurred in the acquisition of capital assets, $20,769 was expended on patents. Investing activities in the first nine months of 2004

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004 resulted in use of cash, net of grants and disposal, in the amount of $7,559,487. Of this amount, $7,461,423 was used in the acquisition of capital assets, $7,302 was expended on patents, and $91,819 was used for other long term assets.

1.7 Capital Resources

As at September 30, 2005, the Company has a working capital deficiency of $6,403,318 and incurred a net loss of $6,919,114 for the nine months period ended September 30, 2005, and has an accumulated deficit of $53,769,167.

DynaMotive has no significant commercial revenue from its core BioOil operations and is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.3 (C$5 million) to the capital cost of the Company's West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. In 2004, the Company received payment of $3.2 million (C$3.7 million) from SDTC and has $0.7 million (C$0.8 million) receivable at September 30, 2005.

In addition to contemplated equity offerings during 2005, the Company expects to be able to draw significantly from government funding, including the TPC program for research & development and demonstration project related expenditures and SDTC funding as described above. The Company expects to draw in 2005 a significant portion of the $1.5 million (C$1.8 million) remaining in the TPC project funding and the $0.4 million (C$0.5 million) remaining in the SDTC project funding.

During the second quarter, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. During the third quarter of 2005, the Company raised subscription funds of $2.5 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.40 to $0.48 per share. 5.1 million shares and 1.3 million Common Share Purchase Warrants were issued as a result of this funding. The Company raised subscription funds of $5.7 million in the first nine months of 2005.

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the years 2005 and 2006. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004

The Company's 2005 financing plan is structured to enable completion of the Company's first commercial scale BioOil Demonstration manufacturing facility. The core strategy surrounds market and project based equity and debt financing that minimizes equity dilution while raising sufficient capital for operations and projects.

In connection with the Company's West Lorne Project, the Company is committed to outstanding construction commitments of approximately $4.2 million and expects the project to be completed in late 2005. Of this amount, a vendor has committed to provide a $3.1 million (C$3.64 million) 7-year lease financing on equipment purchased.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $157,100 for the quarter (2004 - $2,166,611) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2004 - $1,989,225) paid by stock based compensation. For the nine month period ended September 30, 2005, consulting fees and salaries of $479,209 (2004 - $2,874,370) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2004 - $2,288,556) paid by stock based compensation.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004

1.14 Financial Instruments and Other Instruments

None.


1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Report, is available on SEDAR at www.sedar.com.


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.


(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2005        2004        2005       2004
                               -----------------------------------------------
                                       $           $           $          $
   Materials                       221,548           --   1,171,980        --
   Salaries and Benefits           111,521      121,380     371,073   333,382
   Consulting                      220,352      383,473     450,996 1,228,722
   Miscellaneous Costs               6,458        4,640      16,057    14,732
                               -----------------------------------------------
                                   559,879      509,493   2,010,106 1,577,286
   Less: Government assistance
         programs                 (138,430)    (205,650)   (515,157) (654,856)
                                ----------------------------------------------
                                   421,449      303,843   1,494,949   922,430
                                ==============================================

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the Interim Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004


1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.


All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2004 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.

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